March 26, 2008

Filed as Correspondence Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Tia Jenkins

Re:	Shiming U.S., Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 17, 2007
File No. 0-32541

Dear Ms. Jenkins:

On behalf of Shiming U.S., Inc. (the “Company”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 29, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Company Overview and History, page 5

1.
Please reconcile your disclosure regarding the number of share issued by Agenta Systems, Inc. to acquire Shiming (Caymen) Ltd. In your description of the Company Overview and History, you disclose that 57,693,834 shares were issued, while on page 16 and elsewhere in the document the amount shown is 57,666,834 shares. Please review your disclosures accordingly.

Response: We issued 57,666,834 shares in connection with the acquisition of Shiming (Cayman) Ltd. We have revised our disclosure throughout the annual report by replacing “57,693,834” with “57,666,834”, as marked on pages 5, 16 and F-20 of our amendment to Form 10-KSB enclosed herewith.

Management’s Discussion and Analysis or Plan of Operation, page 16

2.
We note your disclosure on page 17 that Shiming Cayman, through its VIE, Shiming Management, engages in research, development, production, marketing and sales of bio-pharmaceutical and veterinary products in the People’s Republic of China. Please tell us whether you derive any of your revenues from these activities and how you considered SFAS 131 with regard to the disclosure of business segments. Revise your disclosures as appropriate.

Response: We do not engage in any activities relating to, nor derive any revenues from, the research, development, production, marketing and sales of bio-pharmaceutical and veterinary products in the People’s Republic of China (“PRC”) or elsewhere. Through Shiming Management, We are only engaged in the design, development and manufacture of LCD products, including HDTV and computer monitors, in the PRC. Our disclosure on page 17 concerning bio-pharmaceutical and veterinary products was the result of an inadvertent printer error, and is accordingly revised and replaced with reference to the correct activities of Shiming Management as marked on page 17 of our amendment to Form 10-KSB enclosed herewith.

Consolidated Statement of Operations, page F-4

3.
We note that the weighted average number of common shares used to calculate earnings per share for each period appears to be inconsistent with your accounting treatment for the merger as the reverse acquisition of a private operating company by a public shell company. In a reverse merger recapitalization, the shares issued in the calculation of historical net income or loss per share of the operating company for periods prior to the merger are retroactively restated to give effect to the merger exchange ratio. Accordingly, it would appear that 57.7 million shares should be used for the calculation of earnings per share for the year ended December 31, 2005, and that the calculation for the year ended December 31, 2006 should include these shares, along with a weighted portion of the 9.0 million shares that are deemed to be issued by the operating company in exchange for the net monetary assets of the public shell company, Please revise the financial statements accordingly.

Response: We have recalculated the earnings per share for the years ended December 31, 2005 and 2006, and have revised the financial statements accordingly, as marked on page F-3 of our amendment to Form 10-KSB enclosed herewith.

Statement of Cash Flows, page F-5

4.
We note that purchases of short-term investments are included as a component of financing activities, rather than as a component of investing activities as required by paragraph 17 of SFAS 95. In addition, please tell us why you believe that net reporting of the purchases and maturities/sales of these investments is appropriate under SFAS 95. Revise your disclosures as appropriate.

Response: We have revised the Statement of Cash Flows to include purchases of short-term investments as a component of investing activities rather than as a component of financing activities, as marked on page F-5 of our amendment to Form 10-KSB enclosed herewith.

Paragraph 13 of SFAS 95 states in part that: “Items that qualify for net reporting because their turnover is quick, their amounts are large, and their maturities are short are … payments pertaining to (a) investments (other than cash equivalents)...” Short-term investments meet all of the requirements specified in paragraph 13 of SFAS 95 for net reporting. Additionally, these short-term investments are not considered cash equivalents since their due date is twelve months, but they meet all other requirements of cash equivalents. Accordingly, we respectfully submit that net reporting of these short-term investments is appropriate under SFAS 95.

5.
We note your disclosure of an intangible asset write-off of $953,919 during the year ended December 31, 2005. Please tell us how you determined that the impairment charge should be recorded during this period, and revise the financial statements to provide all of the disclosures required by paragraph 46 of SFAS 142. Also, please revise your disclosures in MD&A to discuss the circumstances surrounding the impairment charge.

Response: During the year ended December 31, 2005, our management made a decision to discontinue the broadband service business. Accordingly, the remaining net book value of the technology associated with the broadband service business, in the amount of $953,919, was recorded as impairment charge for this period. We have expanded our disclosure under note 5 of the footnotes accompanying our consolidated financial statements, as required by paragraph 46 of SFAS 142, as marked on page F-17. Additionally, we have revised the results of operations section in our MD&A to discuss the discontinuation of our broadband service business giving rise to the impairment charge in question, as marked on pages 18-19 of our amendment to Form 10-KSB enclosed herewith.

Consolidated Statements of Changes in Stockholders’ Deficit, page F-6

6.
We note that your disclosure reflects an increase to stockholders’ equity of $23.9 million, and reflects the historical equity accounts of the public shell rather than the operating company. Note that in a reverse merger recapitalization, the financial statements are those of the operating company since inception, with certain equity accounts (i.e. - common stock and additional paid-in-capital) retroactively restated to reflect the capital structure of tile combined company. The recapitalization is treated for accounting purposes as the issuance of stock by the operating company to acquire the net monetary assets of the public shell.

We note that prior to the reverse merger, Argenta Systems had negative net monetary assets. Accordingly, it would appear that the reverse merger would have resulted in a decrease to total stockholders’ equity rather than a significant increase. Please revise the financial statements accordingly, and disclose the material terms of the reverse merger in the footnotes to the financial statements. We may have additional comment after reviewing your response.

Response: We have revised our consolidated statements of changes in stockholders’ equity to properly reflect the reverse merger, as marked on page F-6 of our amendment to Form 10-KSB enclosed herewith. Additionally, we have disclosed the material terms of the reverse merger as Note 13 of the footnotes accompanying our consolidated financial statements, as marked on page F-20 of our amendment to Form 10-KSB enclosed herewith. Upon acquisition, Argenta Systems had zero assets and zero liabilities.

Summary of Significant Accounting Policies, page F-7

7.
Please expand your disclosure regarding revenue recognition to describe your customary terms of sales, performance obligations, significant assumptions and how the net revenue amounts are calculated. Explain your policies with respect to any deferred revenue sales returns, discount rebates and sales incentives. We note your disclosure on page 11 that you sell products to a number of distributors and resellers. If you recognize revenue upon shipment to these distributors and resellers, please tell us why you believe that such treatment is appropriate to the extent that return rights exist, and revise your disclosures as appropriate.

Response: We expanded our disclosure with respect to revenue recognition in Note 2(j) of the footnotes to our consolidated financial statements, as marked on page F-9 of our amendment to Form 10-KSB enclosed herewith. Under our customary terms of sales, payment is normally due upon delivery, when title to our goods passes to the customer, at which point revenue is recognized. We do not allow returns except when: (a) for any particular order, the customer can substantiate that at least 10% of the goods delivered are defective or otherwise non-conforming; or (b) with our express consent. Since inception, we have experienced negligible rate of returns. We do, however, incentivize our customers to remit payment in advance of delivery by offering discounts. The amount of discount is normally dependent on the product type and is calculated to mirror the bank interest rate for the period of time from the actual payment date to the contracted payment date. We may also increase the amount of early payment discount offered to certain customers that we determine may present a collection risk in order to encourage payment. At the end of a fiscal year, we tally each customer’s total orders for that year, and we will offer price incentives to the major customers for future orders, based on order size and product type.

8.
We note that you sell manufactured products, but it appears that no inventory is recorded on the balance sheet. Please explain how your manufacturing process does not require inventory, and revise your disclosures as appropriate.

Response: We manufacture our products under two scenarios: (a) as an original equipment manufacturer (“OEM”), and (b) per sales orders. As OEM, we only manufacture such number of units of products as we are contracted to do, with each OEM customer providing all the parts and materials required to fulfill the particular order. Accordingly, our OEM operation does not carry inventory. For sales orders, our manufacturing capacity is such that we can meet demands under most circumstances, and are thus able to control our production volume to minimize - and for fiscal 2006, eliminate - the need to carry any inventory. We revised Note 2(q) of the footnotes to our financial statements to disclose why our manufacturing process does not require inventory, as marked on page F-11 of our amendment to Form 10-KSB enclosed herewith.

Item 8A - Controls and Procedures, page 34

9.
To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the effects of any revisions on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Response: The revisions to the financial statements were due largely to the reclassification of certain items relating to our reverse merger transaction, the discontinuation of our broadband service business in fiscal 2005, and the purchases of short-term investments, rather than as a result of improper record keeping or inaccurate calculations. Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2006, our disclosure controls and procedures were for the most part effective and adequate. Nevertheless, in light of the need for revisions to the financial statements, our management will conduct further review of our disclosure, financial information, and internal controls and procedures, and will consider evaluating the effectiveness of our internal control over financial reporting in the future based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We have accordingly revised our disclosure to Item 8A of the Form 10-KSB, as marked on page 34 of our amendment to Form 10-KSB enclosed herewith.

Exchange Act Reports

10.
To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the disclosure requirements of SFAS 154 and Item 4.02 of Form 8-K. Please also consider the effect of any revisions on your Forms 10-QSB for the periods ended March 31 and June 30, 2007.

Response: With respect to the disclosure requirements of SFAS 154, which continues the requirements of APB Opinion 20 for reporting the correction of an error, we have corrected individual amounts on the financial statements in the earliest affected period (fiscal year 2005), and made the appropriate adjustments to the period thereafter (fiscal year 2006), as marked on pages F-3 to F-6 of our amendment to Form 10-KSB enclosed herewith. Additionally, we have disclosed the nature of these errors and the of the corrections, if any, on relevant balances in Note 15 to the financial statements as marked on pages F-21 to F-24 of our amendment to Form 10-KSB enclosed herewith. Our board of directors has also concluded that the financial statements for fiscal year ended December 31, 2006 and 2005 may no longer be relied upon, and the Company will accordingly file a current report in accordance with Item 4.02 of Form 8-K.

The effect of the revisions discussed above on our Forms 10-QSB for the periods ended March 31 and June 30, 2007 is confined to the balance sheets for these periods, specifically with respect to components of the stockholders’ equity to properly reflect the reverse merger and resulting recapitalization. Total assets, total liabilities and total stockholders’ equity as reflected on the balances sheets for these periods are not affected, nor are the statements of operations and statements of cash flows. We will amend our Forms 10-QSB for these periods to correct the components of the stockholders’ equity.

* * * *

On behalf of the Company, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by email at cunhuy@126.com, or our counsel at Richardson & Patel LLP, Mr. Francis Chen, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

SHIMING U.S., INC.

By:	/s/ Shiming Wang
Shiming Wang, CEO